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File No. 069024-0002
VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Austin Pattan
Kathleen Krebs

Re:	PropertyGuru Group Limited
Registration Statement on Form F-1
Filed April 14, 2022
File No. 333-264294

Ladies and Gentlemen:

On behalf of PropertyGuru Group Limited (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company filed the above-referenced Registration Statement (the “Registration Statement”) with the Commission on April 14, 2022, as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed on the date hereof. Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter received on April 28, 2022 (the “Comment Letter”) from the staff of the Commission (the “Staff”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 12, 2022

Registration Statement on Form F-1

Cover Page

1.    For each of the shares or warrants being registered for resale, please revise the cover page to disclose the price that the selling securityholders paid for such securities or warrants overlying such securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1.

2.     Please revise the cover page to disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 6, 37, 43 and 65 of Amendment No. 1.

3.    We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. It appears that certain of the securities being registered for resale were purchased by the corresponding selling securityholders for prices considerably below the current market price of the ordinary shares. Please revise the cover page to highlight that these securityholders have an incentive to sell because they will profit on sales given that they purchased their shares at more favorable prices than the public investors. Additionally, discuss the significant negative impact sales of such securities on this registration statement could have on the public trading price of the ordinary shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as pages 34, 37 and 65 of Amendment No. 1.

May 12, 2022

Risk Factors

Certain existing shareholders purchased securities in the Company at a price below the current trading price..., page 33

4.    Please revise your disclosure regarding the price at which the Selling Securityholders purchased their securities so that investors can understand the effective purchase price per ordinary share and warrant in US dollars. For example, with respect to the PropertyGuru Pte. Ltd. shares and warrants purchased by Selling Securityholders before the business combination, disclose the effective purchase price based on the corresponding ordinary shares and warrants they received in the company in connection with the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 33 of Amendment No. 1.

Future resales of our ordinary shares by our shareholders may cause the market price of our ordinary shares to drop significantly..., page 36

5.    This risk factor heading refers to “[f]uture” resales of your ordinary shares by shareholders generally. Please update this heading given that this prospectus is facilitating the resale of 91.7% of your ordinary shares issued and outstanding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 36 of Amendment No. 1.

6.    Please clarify which Selling Securityholders are restricted from selling their ordinary shares under the PropertyGuru Shareholder Support Agreement and the Sponsor Support Agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 36 and 37 of Amendment No. 1.

7.    To provide context, please disclose the current trading price of the company’s ordinary’s shares and indicate that, even though the current trading price is below the SPAC IPO price of $10 per share, the private investors have an incentive to sell because they will still profit on many sales because they purchased certain shares at a lower price than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 37 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

8.    Please revise your MD&A overview to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the TPG Investor Entities, the KKR Investor, REA Asia Holding Co. Pty Ltd and Bridgetown 2 LLC, collectively beneficial owners of over 91% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 65 and 66 of Amendment No. 1.

May 12, 2022

Liquidity and Capital Resources, page 64

9.    In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 65 of Amendment No. 1.

General

10.    Revise your prospectus to disclose the price that each Selling Securityholder paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Selling Securityholders acquired their ordinary shares and warrants, and the price that the public securityholders acquired their shares. Disclose that while the Selling Securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Securityholders will earn based on the current trading price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 33, 34 and 65 of Amendment No. 1.

May 12, 2022

* * *

We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at +65 6437 5464 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sharon Lau
Sharon Lau of LATHAM & WATKINS LLP

cc:	Hari Krishnan, Chief Executive Officer, PropertyGuru Group Limited
Joe Dische, Chief Financial Officer, PropertyGuru Group Limited
Madeleine Brett-Williams, Director, Legal Counsel, PropertyGuru Group Limited